AMMOSQUARED INC

Profit and Loss
January - December 2022

	TOTAL
Income	
4000 Sales	
4040 Sales of Product Income	4,209,163.44
4050 Shipping, Delivery Income	91,865.00
4080 Uncategorized Income	8,848.31
4090 Refunds	-68,550.12
Total 4000 Sales	**4,241,326.63**
Total Income	**$4,241,326.63**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5005 Cost of labor - COS-Warehouse	68,227.26
5010 Packing Material	19,880.76
5015 COS-Internet & Online Services	7,009.43
5020 Purchases - COGS	3,121,232.26
5023 Equipment Rental - COS	7,933.77
5027 Merchant Fees	115,024.59
5030 Shipping (Incoming) - COS	1,764.86
5040 Shipping (Outgoing) - COS	226,390.05
5050 Shipping Insurance	-9,725.12
5090 Sales Tax	246.00
Total 5000 Cost of Goods Sold	**3,557,983.86**
Total Cost of Goods Sold	**$3,557,983.86**
GROSS PROFIT	**$683,342.77**
Expenses	
6000 Sales Expense	
6050 Sales-Travel	
6050.05 Sales-Travel Expenses	
6050.30 Sales-Meals	3,024.35
Total 6050.05 Sales-Travel Expenses	**3,024.35**
Total 6050 Sales-Travel	**3,024.35**
Total 6000 Sales Expense	**3,024.35**
6100 Advertising & Marketing	
6110 A&M-Payroll	
6110.10 A&M-Salary & Wage Expense	116,088.25
6110.20 A&M-Payroll Taxes & Benefits	22,643.70
Total 6110 A&M-Payroll	**138,731.95**

	TOTAL
6150 A&M-Advertising Expenses	
6150.10 Ad Creation	11,429.73
6150.20 Influencer Marketing	5,284.70
6150.40 Marketing Materials	7,995.51
6150.50 Direct Mail/Email Marketing	1,080.51
Total 6150 A&M-Advertising Expenses	**25,790.45**
6175 A&M-Branding	
6175.60 Photography and Videography	2,537.74
Total 6175 A&M-Branding	**2,537.74**
6190 A&M-Technology	
6190.20 Domains & Hosting	396.68
6190.30 Third Party Tools	63.00
6190.50 A&M-Internet & Online Services	5,498.21
Total 6190 A&M-Technology	**5,957.89**
6225 Direct Marketing	
6225.10 Content Marketing	1,675.56
6225.20 Email Marketing	1,182.60
Total 6225 Direct Marketing	**2,858.16**
Total 6100 Advertising & Marketing	**175,876.19**
6300 Development	
6310 R&D-Payroll	
6310.10 R&D-Payroll Salary & Wage Expense	152,804.55
6310.20 R&D-Payroll Taxes & Benefits	24,740.49
Total 6310 R&D-Payroll	**177,545.04**
6320 Professional Fees-Development Contractor	43,425.00
6350 Product Development Expense	20,058.93
6360 Hosting	26,760.46
6370 Development-Travel Expenses	909.30
Total 6300 Development	**268,698.73**
6500 General & Administrative	
6515 Operations	
6516 Operations-Payroll	
6516.10 Operations-Wages	149,168.52
6516.20 Operations-Taxes & Benefits	22,968.25
Total 6516 Operations-Payroll	**172,136.77**
Total 6515 Operations	**172,136.77**

	TOTAL
6522 G&A-Payroll	
6522.10 G&A-Wages	126,852.06
6522.20 G&A-Payroll Taxes & Benefits	14,099.09
6522.30 Payroll Expenses-401K Employer Match	1,148.00
6522.40 G&A-Payroll Processing Fees	1,567.50
Total 6522 G&A-Payroll	**143,666.65**
6530 Bank Charges	1,692.76
6540 Computer IT Expense	205.61
6560 Dues & Subscriptions	1,593.94
6565 Education and Training	343.00
6570 G&A-Insurance Expense	
6570.20 Insurance - General & Product Liability	6,456.98
6570.30 Liability Insurance	9,593.10
Total 6570 G&A-Insurance Expense	**16,050.08**
6573 G&A-Internet Service	2,471.50
6590 Legal & Professional Services	150.00
6590.10 Accounting/Finance Fees	36,809.00
6590.15 Contractors	2,000.00
6590.20 Legal Fees	629.00
6590.21 Legal Expenses	80.00
Total 6590 Legal & Professional Services	**39,668.00**
6650 Office Supplies & Software Expenses	
6651 Office Expense	4,843.14
6652 Office Supplies	6,542.88
6653 Office Supplies & Software	3,132.94
6654 Software Subscriptions	7,991.62
Total 6650 Office Supplies & Software Expenses	**22,510.58**
6700 Rent & Lease	
6700.1 Rent Expense	69,451.60
6700.2 Lease Expenses	16,875.00
Total 6700 Rent & Lease	**86,326.60**
6720 Repairs & Maintenance	393.78
6800 Utilities	4,754.68
Total 6500 General & Administrative	**491,813.95**
Total Expenses	**$939,413.22**
NET OPERATING INCOME	$ -256,070.45
Other Income	
7750 Interest Income	2.13
Total Other Income	**$2.13**

AMMOSQUARED INC

Profit and Loss

January - December 2022

	TOTAL
Other Expenses	
Unrealized Gain or Loss	0.00
7500 Depreciation	14,056.64
7600 Taxes	
7600.05 Federal Taxes	4,521.00
7600.10 State Taxes	235.45
7600.20 Taxes - Delaware	1,909.00
Total 7600 Taxes	**6,665.45**
7700 Interest Expense	2,065.66
7710 Interest Paid	787.18
9200 Amortization - Goodwill	13,000.00
9850 Wefunder Perks	1,596.00
Total Other Expenses	**$38,170.93**
NET OTHER INCOME	$ -38,168.80
NET INCOME	$ -294,239.25